Exhibit 99.1

PURCHASE AGREEMENT

PURCHASE AGREEMENT (this “Agreement”), dated as of April 10, 2025 (the “Execution Date”), is entered into by and between ONCOLYTICS BIOTECH INC., a company incorporated under the Business Corporations Act (Alberta) (the “Company”), and ALUMNI CAPITAL LP, a Delaware limited partnership (the “Investor”).

RECITALS

WHEREAS, subject to the terms and conditions set forth in this Agreement, the Company wishes to sell to the Investor, and the Investor wishes to buy from the Company, up to $20,000,000 of the Company’s Common Shares, no par value (“Ordinary Shares”).

NOW THEREFORE, in consideration of the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound hereby, the Company and the Investor hereby agree as follows:

ARTICLE I
CERTAIN DEFINITIONS

Section 1.1 DEFINED TERMS. As used in this Agreement, the following terms shall have the following meanings specified or indicated (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Affiliate” shall mean, with respect to a Party, any individual, a corporation, limited liability company or any other legal entity, directly or indirectly, controlling, controlled by or under common control with such Party. For purpose of this definition, the term “control,” as used with respect to any corporation or other entity, means (a) direct or indirect ownership of fifty percent (50%) or more of the securities or other ownership interests representing the voting stock or general partnership or membership interest of such corporation or other entity or (b) the power to direct or cause the direction of the management or policies of such corporation or other entity, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” shall have the meaning specified in the preamble to this Agreement.

“Bankruptcy Law” shall mean Title 11, U.S. Code, or any similar federal or state law for the relief of debtors.

“Beneficial Ownership Limitation” shall have the meaning specified in Section 8.2(f).

“Business Day” shall mean a day on which the Principal Market shall be open for business.

“Clearing Costs” shall mean all of the Investor’s broker and Transfer Agent costs with respect to the deposit of the Purchase Notice Securities.

“Closing” shall mean any one of the closings of a purchase and sale of Purchase Notice Securities pursuant to Section 2.2.

“Closing Date” shall mean the date a Closing occurs.

“Commitment Amount” shall mean $20,000,000.

“Commitment Period” shall mean the period commencing on the Execution Date and ending on the earlier of (i) the date on which the Investor shall have purchased Purchase Notice Securities pursuant to this Agreement for an aggregate purchase price of the Commitment Amount or (ii) 5:00 p.m. Eastern Time on June 30, 2026.

“Commitment Securities” shall have the meaning set forth in Section 6.3.

“Company” shall have the meaning specified in the preamble to this Agreement.

“Current Report” shall have the meaning set forth in Section 6.2.

“Custodian” shall mean any receiver, trustee, assignee, liquidator, or similar official under any Bankruptcy Law.

“Damages” shall mean any loss, claim, damage, liability, cost, and expense (including, without limitation, reasonable attorneys’ fees and disbursements and costs and expenses of expert witnesses and investigation).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Cap” shall have the meaning set forth in Section 8.2(g).

“Execution Date” shall mean the date set forth in the preamble to this Agreement.

“FINRA” shall mean the Financial Industry Regulatory Authority, Inc.

“Future SEC Documents” shall have the meaning set forth in Section 8.2(i).

“Indemnified Party” shall have the meaning set forth in Section 10.1.

“Indemnifying Party” shall have the meaning set forth in Section 10.1.

“Investor” shall have the meaning specified in the preamble to this Agreement.

“knowledge of the Company” and similar phrases means the actual knowledge of the chief executive officer, chief financial officer, or chief operating officer of the Company after reasonable inquiry.

“Lien” shall mean a lien, charge, pledge, security interest, encumbrance, right of first refusal, preemptive right, or other restriction.

“Material Adverse Effect” shall mean any effect on the business, operations, properties, or financial condition of the Party that is material and adverse to the Party and/or any condition, circumstance, or situation that would prohibit or otherwise materially interfere with the ability of the Party to enter into and perform its obligations under any Transaction Document.

“NASDAQ” shall mean the Nasdaq Capital Market.

“Ordinary Shares” shall have the meaning specified in the recitals to this Agreement.

“Party” shall mean a party to this Agreement.

“Person” shall mean an individual, a corporation, a partnership, an association, a trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Market” shall mean NASDAQ, if the Ordinary shares cease to be traded on such exchange, such national exchange in the United States (i.e., NYSE, NYSE American), or other principal exchange or recognized quotation system which is at the time the principal trading platform or market for the Ordinary Shares (it being hereby acknowledged and agreed that the term “Principal Market” for all purposes of this Agreement and the transactions contemplated hereby shall not include the TSX or any other Canadian stock exchange or quotation system).

“Prospectus” shall have the meaning specified in Section 4.15.

“Prospectus Supplement” shall have the meaning specified in Section 7.1.

“Purchase Agreement Securities” shall mean the securities to be acquired directly or indirectly hereunder, including the Purchase Notice Securities, and the Commitment Securities, to be issued to the Investor pursuant to the terms of this Agreement.

“Purchase Notice Amount” shall mean the product of the number of Purchase Notice Securities referenced in the Purchase Notice multiplied by the Purchase Price in accordance with Section 2.1.

“Purchase Notice” shall mean a written notice from the Company, substantially in the form of Exhibit A hereto, to the Investor setting forth the Purchase Notice Securities that the Company requires the Investor to purchase pursuant to the terms of this Agreement.

“Purchase Notice Date” shall have the meaning specified in Section 2.2(a).

“Purchase Notice Limitation” shall mean a number of shares of Ordinary Shares equal to $750,000, which may be waived up to $5,000,000 upon mutual agreement between Investor and Company.

“Purchase Notice Securities” shall mean all of the Ordinary Shares that the Company shall be entitled to issue as set forth in all Purchase Notices in accordance with the terms and conditions of this Agreement.

“Purchase Price” shall mean the lowest traded price for the Ordinary Shares on the Principal Market for the five (5) consecutive Business Days immediately prior to the Closing Date with respect to the Purchase Notice multiplied by 90%. The Purchase Notice will be subject to the Purchase Notice Limitation.

“Registration Expenses” shall mean all expenses incurred in effecting any registration pursuant to this Agreement, including, without limitation, all registration, qualification and filing fees (including fees with respect to filings required to be made with FINRA, and any fees of the securities exchange or automated quotation system on which the Ordinary Shares is then listed or quoted), printing expenses, escrow fees, fees and disbursements of counsel for the Company, fees and disbursements of counsel for the Investor, blue sky fees and expenses, and any fees and disbursements of accountants retained by the Company incident to or required by any such registration.

“Registration Statement” shall have the meaning specified in Section 4.15.

“Registrable Securities” shall mean (i) the Purchase Notice Securities, (ii) the Commitment Securities, and (iii) any other equity security of the Company issued or issuable with respect to any such securities by way of a conversion, exercise, ordinary share dividend or stock split or in connection with a combination of shares, capitalization, merger, consolidation or reorganization.

“Regulation D” shall mean Regulation D promulgated under the Securities Act.

“Rule 144” shall mean Rule 144 under the Securities Act or any similar provision then in force under the Securities Act.

“SEC” shall mean the United States Securities and Exchange Commission.

“SEC Documents” shall have the meaning specified in Section 4.5.

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Equivalents” shall mean any securities of the Company entitling the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred stock, right, option, warrant or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Shareholder Approval” shall have the meaning specified in Section 6.4.

“Shareholder Approval Date” shall have the meaning specified in Section 6.4.

“Subsidiary” shall mean any Person the Company wholly-owns or controls, or in which the Company, directly or indirectly, owns a majority of the voting stock or similar voting interest, in each case that would be disclosable pursuant to Item 601(b)(21) of Regulation S-K promulgated under the Securities Act.

“Securities” mean the Purchase Notice Securities and Commitment Securities to be issued to the Investor pursuant to the terms of this Agreement.

“Transaction Documents” shall mean this Agreement all exhibits hereto and thereto.

“Transfer Agent” shall mean, as applicable the current transfer agent as of the Execution Date and any successor transfer agent of the Company.

“TSX” means the Toronto Stock Exchange.

ARTICLE II
PURCHASE AND SALE OF SECURITIES

Section 2.1 PURCHASE NOTICES.

(a)       Subject to the conditions set forth herein, at any time during the Commitment Period, the Company shall have the right, but not the obligation, to direct the Investor, by its delivery to the Investor of a Purchase Notice from time to time, to purchase, and the Investor shall have the obligation to purchase from the Company, the number of Purchase Notice Securities set forth on the Purchase Notice at the Purchase Price, provided that the amount of Purchase Notice Securities shall not exceed the Purchase Notice Limitation applicable to such Purchase Notice or the Beneficial Ownership Limitation set forth in Section 8.2(f). The Company may not deliver a subsequent Purchase Notice until the Closing of an active Purchase Notice, except if waived by the Investor in writing.

Section 2.2 MECHANICS.

(a)       PURCHASE NOTICE. In accordance with Section 2.1 and 2.2(b) below, and subject to the satisfaction of the conditions set forth in Section 7.2, the Company shall deliver the Purchase Notice Securities through the Depository Trust Company’s Deposit and Withdrawal at Custodian system (“DWAC Shares”) to the Investor alongside the delivery of each Purchase Notice by email or by overnight courier at its address set forth in Section 11.16. A Purchase Notice shall be deemed delivered on (i) the Business Day that the Purchase Notice has been received by email or courier by the Investor if both conditions are met on or prior to 8:00 a.m. New York time or (ii) the next Business Day if the conditions are met after 8:00 a.m. New York time on a Business Day or at any time on a day which is not a Business Day (the “Purchase Notice Date”).

(b)       DELIVERY OF PURCHASE NOTICE SECURITIES. No later than 8:00 a.m. New York time on the Purchase Notice Date, the Company shall deliver the Purchase Notice Securities to the Investor in the manner set forth in Section 2.2(a). Notwithstanding any other term of this Agreement, in the event that the Investor is unable to deposit any Purchase Notice Securities or other securities issued pursuant to this Agreement into the Brokerage Account of investor on the same day of receipt thereof, the related Purchase Notice and securities shall be void ab initio (a “Deposit Failure”). The Investor will promptly provide written notice to the Company of the Deposit Failure, and the Company will immediately take all necessary and required actions under applicable laws to rescind the issuance of such Securities and return any and all funds received by the Investor in consideration thereof, as it is expressly understood by the parties that unless the Investor is able to successfully deposit the Securities into the Brokerage Account of Investor the Company’s obligation to deliver the Securities on the Purchase Notice Date has not been satisfied.

(c)       CLOSING. The Investor shall pay to the Company the Purchase Notice Amount with respect to the applicable Purchase Notice as full payment for such Purchase Notice Securities purchased by the Investor under the applicable Purchase Notice via wire transfer of immediately available funds as set forth below on the Closing Date. With respect to each Purchase Notice, the Closing shall occur no later than five (5) Business Days after the Purchase Notice Date. All payments made under this Agreement shall be made in lawful money of the United States of America by wire transfer of immediately available funds to such account as the Company may from time to time designate by written notice in accordance with the provisions of this Agreement. Whenever any amount expressed to be due by the terms of this Agreement is due on any day that is not a Business Day, the same shall instead be due on the next succeeding day that is a Business Day.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor represents and warrants the following to the Company:

Section 3.1 INTENT. The Investor is entering into this Agreement and acquiring the Purchase Agreement Securities for its own account, and not as nominee or agent, for investment purposes and not with a view towards, or for a sale in connection with, a “distribution” (as such term is defined in the Securities Act) and the Investor has no present arrangement (whether or not legally binding) at any time to sell the Purchase Agreement Securities to or through any Person in violation of the Securities Act or any applicable state securities laws; provided, however, that the Investor reserves the right to dispose of the Purchase Agreement Securities at any time in accordance with federal and state securities laws applicable to such disposition.

Section 3.2 NO LEGAL ADVICE FROM THE COMPANY. The Investor acknowledges that it has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with its own legal counsel and investment and tax advisors. The Investor is relying solely on such counsel and advisors and not on any statements or representations of the Company or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

Section 3.3 ACCREDITED INVESTOR. The Investor is an “accredited investor” as such term is defined in Rule 501(a)(3) of Regulation D, and the Investor has such experience in business and financial matters that it is capable of evaluating the merits and risks of an investment in the Purchase Agreement Securities. The Investor acknowledges that an investment in the Purchase Agreement Securities is speculative and involves a high degree of risk.

Section 3.4 AUTHORITY. The Investor has the requisite power and authority to enter into and perform its obligations under the Transaction Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery of the Transaction Documents and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary action and no further consent or authorization of the Investor is required. The Transaction Documents to which it is a party has been duly executed by the Investor, and when delivered by the Investor in accordance with the terms hereof, will constitute the valid and binding obligation of the Investor enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

Section 3.5 NOT AN AFFILIATE. The Investor is not an officer, director, or “affiliate” (as that term is defined in Rule 405 of the Securities Act) of the Company.

Section 3.6 ORGANIZATION AND STANDING. The Investor is an entity duly formed, validly existing, and in good standing under the laws of the State of Delaware with full right and limited partnership or similar power and authority to enter into and to consummate the transactions contemplated by the Transaction Documents.

Section 3.7 ABSENCE OF CONFLICTS. The execution, delivery, and performance of the Transaction Documents by the Investor and the consummation by the Investor of the transactions contemplated hereby and thereby, including, without limitation, the purchase of any Purchase Agreement Securities and the payment of any Purchase Notice Amount, do not and will not (a) result in a violation of the Investor’s certificate or articles of formation or organization or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the properties or assets of the Investor, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, instrument, or (c) result in a violation of any federal, state or local law, rule, regulation, order, judgment, or decree (including federal and state securities laws and regulations) applicable to the Investor or by which any property or asset of the Investor is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect).

Section 3.8 DISCLOSURE; ACCESS TO INFORMATION. The Investor has had an opportunity to review copies of the SEC Documents and Prospectus Supplement filed on behalf of the Company and has had access to all publicly available information with respect to the Company. The Investor understands that its investment in the Purchase Agreement Securities involves a high degree of risk. The Investor is able to bear the economic risk of an investment in the Purchase Agreement Securities including a total loss. The Investor has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Purchase Agreement Securities. The Investor understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Purchase Agreement Securities or the fairness or suitability of the investment in the Purchase Agreement Securities nor have such authorities passed upon or endorsed the merits of the offering of the Purchase Agreement Securities.

Section 3.9 MANNER OF SALE. At no time was the Investor presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the SEC Documents and Prospectus Supplement, the Company represents and warrants the following to the Investor, as of the Execution Date:

Section 4.1 ORGANIZATION OF THE COMPANY. The Company is a company duly organized, validly existing and in good standing under the laws of the Province of Alberta, Canada, with the requisite power and authority to own and use its properties and assets and to carry on its business as currently conducted. The Company is not in violation or default of any of the provisions of its organizational or charter documents. The Company is duly qualified to conduct business and is in good standing as a foreign company in each jurisdiction in which the nature of the business conducted or property owned by it makes such qualification necessary, except where the failure to be so qualified or in good standing, as the case may be, could not have or reasonably be expected to result in a Material Adverse Effect and no proceeding has been instituted in any such jurisdiction revoking, limiting or curtailing or seeking to revoke, limit, or curtail such power and authority or qualification. The Company has Subsidiaries as disclosed in the SEC Documents.

Section 4.2 AUTHORITY. The Company has the requisite company power and authority to enter into and perform its obligations under the Transaction Documents. The execution and delivery of the Transaction Documents by the Company, and subject to the receipt of Shareholder Approval, the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all necessary company action and no further consent or authorization of the Company’s board of directors is required. The Transaction Documents to which the Company is a party have been duly executed and delivered by the Company and, when duly executed by the Investor and delivered by the Company in accordance with the term hereof, will constitute the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by other equitable principles of general application.

Section 4.3 CAPITALIZATION. As of the date hereof, there are 86,600,868 Ordinary Shares issued and outstanding. The Company has not issued any securities since its most recently filed periodic report under the Exchange Act. No Person has any right of first refusal, preemptive right, right of participation, or any similar right to participate in the transactions contemplated by the Transaction Documents. Except as set forth in the SEC Documents, the Prospectus Supplement, and this Agreement, there are no outstanding options, warrants, scrip rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities, rights or obligations convertible into or exercisable or exchangeable for, or giving any Person any right to subscribe for or acquire any securities, or contracts, commitments, understandings or arrangements by which the Company is or may become bound to issue additional securities or Share Equivalents. The issuance and sale of the Purchase Agreement Securities will not obligate the Company to issue Purchase Agreement Securities or other securities to any Person (other than the Investor) and will not result in a right of any holder of Company securities to adjust the exercise, conversion, exchange or reset price under any of such securities. There are no shareholder agreements, voting agreements or other similar agreements with respect to the Company’s capital stock to which the Company is a party or, to the knowledge of the Company, between or among any of the Company’s shareholders.

Section 4.4 LISTING AND MAINTENANCE REQUIREMENTS. The Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act, and the Company has taken no action designed to, or which to its knowledge is likely to have the effect of, terminating the registration of the Ordinary Shares under the Exchange Act nor has the Company received any notification that the SEC is contemplating terminating such registration. Except with respect to the delinquency notification letter received by the Company on February 13, 2025 indicating that the Company is not in compliance with the minimum bid price requirement set forth in NASDAQ’s Listing Rules for continued listing on NASDAQ and such other matters as disclosed in the SEC Documents or Prospectus Supplement, the Company has not, in the twelve (12) months preceding the date hereof, received notice from the Principal Market on which the shares of Ordinary Shares are or have been listed or quoted to the effect that the Company is not in compliance with the listing or maintenance requirements of such Principal Market. Except as disclosed in the SEC Documents or Prospectus Supplement, the Company is and has no reason to believe that it will not in the foreseeable future continue to be in compliance with all such listing and maintenance requirements.

Section 4.5 SEC DOCUMENTS; DISCLOSURE. The Company has filed or furnished all reports, schedules, forms, statements, and other documents required to be filed by the Company under the Securities Act and the Exchange Act, including pursuant to Section 13(a) thereof, for the one (1) year preceding the date hereof (or such shorter period as the Company was required by law or regulation to file such material) (the foregoing materials, including the exhibits thereto and documents incorporated by reference therein, being collectively referred to herein as the “SEC Documents”) on a timely basis or has received a valid extension of such time of filing and has filed any such SEC Documents prior to the expiration of any such extension. As of their respective dates, the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and other federal laws, rules, and regulations applicable to such SEC Documents, and none of the SEC Documents when filed contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply as to form and substance in all material respects with applicable accounting requirements and the published rules and regulations of the SEC or other applicable rules and regulations with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the periods involved (except (a) as may be otherwise indicated in such financial statements or the notes thereto or (b) in the case of unaudited interim statements, to the extent they may not include footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal, immaterial, year-end audit adjustments). Except with respect to the material terms and conditions of the transactions contemplated by the Transaction Documents and the information contained within the Prospectus Supplement, the Company confirms that neither it nor any other Person acting on its behalf has provided the Investor or its agents or counsel with any information that it believes constitutes or might constitute material, non-public information. The Company understands and confirms that the Investor will rely on the foregoing representation in effecting transactions in Purchase Agreement Securities.

Section 4.6 VALID ISSUANCES. The Purchase Agreement Securities are duly authorized and, when issued and paid for in accordance with the applicable Transaction Documents, will be duly and validly issued, fully paid, and non-assessable, free and clear of all Liens imposed by the Company other than restrictions on transfer provided for in the Transaction Documents and applicable federal and state securities laws and regulations. Assuming the accuracy of the representations of the Investor in Article III of this Agreement and subject to the filings described in Section 4.7 of this Agreement, the Purchase Agreement Securities will be issued in compliance with all applicable federal and state securities laws.

Section 4.7 NO CONFLICTS. The execution, delivery, and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Purchase Notice Securities and Commitment Securities, do not and will not (a) result in a violation of the Company’s articles of association or other organizational or charter documents, (b) conflict with, or constitute a material default (or an event that with notice or lapse of time or both would become a material default) under, result in the creation of any Lien upon any of the properties or assets of the Company, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture, instrument or any “lock-up” or similar provision of any underwriting or similar agreement to which the Company is a party, or (c) result in a violation of any federal, state or local law, rule, regulation, order, judgment or decree (including federal and state securities laws and regulations) applicable to the Company or by which any property or asset of the Company is bound or affected (except for such conflicts, defaults, terminations, amendments, accelerations, cancellations and violations as would not, individually or in the aggregate, have a Material Adverse Effect). The business of the Company is not being conducted in violation of any law, ordinance or regulation of any governmental entity, except for possible violations that either singly or in the aggregate do not and will not have a Material Adverse Effect. The Company is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency in order for it to execute, deliver or perform any of its obligations under the Transaction Documents (other than (i) Shareholder Approval, (ii) any SEC or state securities filings that may be required to be made by the Company in connection with the execution of this Agreement or the issuance of Purchase Agreement Securities pursuant hereto, and (iii) the filing of a Listing of Additional Shares Notification Form with the Principal Market, which, in each case, have been made or will be made in a timely manner, as applicable); provided that, for purposes of the representation made in this sentence, the Company is assuming and relying upon the accuracy of the relevant representations and agreements of Investor herein.

Section 4.8 NO MATERIAL ADVERSE EFFECT. Since January 1, 2025, no event has occurred that has had a Material Adverse Effect on the Company that has not been disclosed in the SEC Documents or the Prospectus Supplement.

Section 4.9 LITIGATION AND OTHER PROCEEDINGS. Except as disclosed in the SEC Documents or the Prospectus Supplement, there are no material actions, suits, investigations, SEC inquiries, FINRA inquiries, NASDAQ inquiries, or similar proceedings (however any governmental agency may name them) pending or, to the actual knowledge of the Company, threatened against or affecting the Company or its properties, nor has the Company received any written or, to the knowledge of the Company, oral notice of any such action, suit, proceeding, SEC inquiry, FINRA inquiry, NASDAQ inquiry or investigation, which would have a Material Adverse Effect. No judgment, order, writ, injunction or decree or award against the Company has been issued by or, to the actual knowledge of the Company, requested of any court, arbitrator or governmental agency which would have a Material Adverse Effect. There has not been, and to the actual knowledge of the Company, there is no pending investigation by the SEC involving the Company or any current officer or director of the Company.

Section 4.10 ACKNOWLEDGMENT REGARDING INVESTOR’S PURCHASE OF SECURITIES. Based solely on the Investor’s representation and warranties, the Company acknowledges and agrees that the Investor is acting solely in the capacity of an arm’s length purchaser with respect to this Agreement and the transactions contemplated hereby and thereby and that the Investor is not (i) an officer or director of the Company, or (ii) an “affiliate” (as defined in Rule 144) of the Company. The Company further acknowledges that the Investor is not acting as a financial advisor or fiduciary of the Company (or in any similar capacity) with respect to this Agreement and the transactions contemplated hereby and thereby, and any advice given by the Investor or any of its representatives or agents in connection with the Agreement and the transactions contemplated hereby and thereby is merely incidental to the Investor’s purchase of the Purchase Agreement Securities.

Section 4.11 NO GENERAL SOLICITATION. Neither the Company, nor any Person acting on its behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Purchase Agreement Securities.

Section 4.12 NO INTEGRATED OFFERING. None of the Company, its Affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would cause this offering of the Purchase Agreement Securities to be integrated with prior offerings for purposes of any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated, but excluding shareholder consents required to authorize and issue the Purchase Agreement Securities or waive any anti-dilution provisions in connection therewith.

Section 4.14 PLACEMENT AGENT; OTHER COVERED PERSONS. The Company has not engaged any Person to act as a placement agent, underwriter, broker, dealer, or finder in connection with the sale of the Purchase Agreement Securities to the Investor hereunder. The Company is not aware of any Person that has been or will be paid (directly or indirectly) remuneration for solicitation of the Investor in connection with the sale of any Purchase Agreement Securities.

Section 4.15 REGISTRATION STATEMENT. The Registration Statement (as defined below) is effective under the Securities Act and the Company has not received any written notice that the SEC has issued or intends to issue a stop order or other similar order with respect to the Registration Statement or the base prospectus contained therein (the “Prospectus”), or that the SEC otherwise has (i) suspended or withdrawn the effectiveness of the Registration Statement or (ii) issued any order preventing or suspending the use of the Prospectus or any prospectus supplement thereto, in either case, either temporarily or permanently or intends or has threatened in writing to do so. The “Plan of Distribution” section of the Prospectus permits the issuance of the Securities hereunder. The SEC has not notified the Company of any objection to the use of the form of the Registration Statement pursuant to Rule 401(g)(1) of the Securities Act. The Company was, at the time of the filing of the Registration Statement, eligible to use Form F-10. As of the Execution Date, the Company is currently eligible to use Form F-10 under the Securities Act. All corporate action required to be taken for the authorization, issuance and sale of the Securities has been duly and validly taken. The Securities conform in all material respects to all statements with respect thereto contained in the Registration Statement, the Prospectus, and the Prospectus Supplement. At the time of the filing of the Registration Statement and the Prospectus, the Company had, and at the time of the filing of the Prospectus Supplement or any amendment to the Registration Statement, the Company shall have no knowledge of any untrue statement (or alleged untrue statement) of a material fact in the Registration Statement, Prospectus, or Prospectus Supplement, as the case may be, or omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there shall be no such untrue statement of material fact or omission in any effective registration statement filed or any post-effective amendment or prospectus which is a part of the foregoing.

ARTICLE V
COVENANTS OF INVESTOR

Section 5.1 SHORT SALES AND CONFIDENTIALITY. During the period from the Execution Date to the end of the Commitment Period, neither the Investor, nor any Affiliate of the Investor acting on its behalf or pursuant to any understanding with it, will execute (i) any “short sale” (as such term is defined in Section 242.200 of Regulation SHO of the Exchange Act) of the Purchase Agreement Securities or (ii) hedging transaction which establishes a net short position with respect to the Purchase Agreement Securities or any other Company’s securities. For the purposes hereof, and in accordance with Regulation SHO, the sale after delivery of the Purchase Notice of such number of Purchase Notice Securities reasonably expected to be purchased under the Purchase Notice shall not be deemed a short sale. The Investor shall, until such time as the transactions contemplated by the Transaction Documents are publicly disclosed by the Company in accordance with the Exchange Act and the terms of the Transaction Documents, maintain the confidentiality of the existence and terms of this transaction and the information included in the Transaction Documents. Further, the Investor shall keep confidential the existence and terms of any Purchase Notice issued by the Company, including the number of Purchase Notice Securities set forth therein, until publicly disclosed by the Company in accordance with the Exchange Act and the terms of the Transaction Documents.

Section 5.2 COMPLIANCE WITH LAW; TRADING IN SECURITIES. During the period from the Execution Date to the end of the Commitment Period, the Investor’s trading activities with respect to the Purchase Agreement Securities will be in compliance with all applicable state and federal securities laws and regulations and the rules and regulations of the Principal Market.

Section 5.3 RESALES OF SECURITIES. Without limiting the generality of Section 5.2, the Investor covenants and agrees that it will resell the Purchase Agreement Securities only (i) in a manner in compliance with all applicable U.S. federal and state securities laws, rules and regulations, including, without limitation, any applicable prospectus delivery requirements of the Securities Act, or (ii) in compliance with an available exemption under the Securities Act. The Investor further covenants and agrees that it will not resell any Purchase Agreement Securities on the TSX or any other marketplace in Canada.

ARTICLE VI
COVENANTS OF THE COMPANY

Section 6.1 LISTING OF ORDINARY SHARES. The Company shall use its commercially reasonable efforts to continue the listing or quotation and trading of the Ordinary Shares on the Principal Market (including, without limitation, maintaining sufficient net tangible assets, if required) and will comply in all respects with the Company’s reporting, filing, and other obligations under the rules of the Principal Market.

Section 6.2 FILING OF FOREIGN REPORT. The Company agrees that it shall file a Foreign Report on Form 6-K, including the Transaction Documents as exhibits thereto, with the SEC within the time required by the Exchange Act, relating to the execution of the transactions contemplated by, and describing the material terms and conditions of, the Transaction Documents (the “Current Report”). The Company shall permit the Investor to review and comment upon the final pre-filing draft version of the Current Report at least two (2) Business Days prior to its filing with the SEC, and the Company shall give reasonable consideration to all such comments, if any. The Investor shall use its commercially reasonable efforts to comment upon the final pre-filing draft version of the Current Report within one (1) Business Day from the date the Investor receives it from the Company.

Section 6.3 ISSUANCE OF COMMITMENT SECURITIES. In consideration for the Investor’s execution and delivery of, and performance under, this Agreement, the Company shall pay to the Investor a commitment fee, equal to four percent (4%) of the Commitment Amount divided by the VWAP for the Ordinary Shares for the Business Day prior to the Execution Date (the “Commitment Securities”) such Commitment Securities to be delivered as follows (i) 50% of the Commitment Securities will be issued within one (1) Business Day of the Execution Date and (ii) the remaining 50% of the Commitment Securities will be delivered pro rata within one (1) Business Day of the delivery of a Purchase Notice, such pro rata amount to be equal to the product of (x) the remaining 50% of the Commitment Securities multiplied by (y) the fraction equal to the aggregated dollar amount of the Purchase Notice divided by the Commitment Amount.

Section 6.4 SHAREHOLDER APPROVAL. The Company shall obtain any approval of shareholders of the Company required under the rules of its Principal Market and, if required, the TSX, and under applicable law with respect to the issuance of securities under this Agreement (“Shareholder Approval”).

Section 6.5 RIGHT TO PARTICIPATE IN FUTURE OFFERINGS.

(a)	For a period of 12 months from the Execution Date, the Company shall not, and shall cause each of its subsidiaries not to, (x) contract with any party for the issuance of any indebtedness that includes an equity component or that is convertible into, exercisable into or exchangeable for equity securities of the Company or any of the Subsidiaries or equity financing, or (y) issue any equity securities of the Company or any Subsidiary or securities convertible, exchangeable or exercisable into or for equity securities of the Company or any of the Subsidiaries (including any indebtedness that includes an equity component or that is convertible into, exercisable into or exchangeable for equity securities of the Company or any of the Subsidiaries) (a “Future Offering”), except pursuant to Excluded Issuances (as defined below) and “at-the-market” offerings under Rule 415(a)(4) of the Securities Act (none of which shall be considered Future Offerings and to which the Investor Purchase Option (as defined below) shall not apply), unless it shall have first delivered to the Investor written notice (the “Future Offering Notice”) describing generally the proposed Future Offering and providing the Investor an option (the “Investor Purchase Option”) to purchase up to a number of securities to be issued in such Future Offering equal to the product (such product, the Investor’s “Allocation Portion”) of (A) a fraction, (1) the numerator of which is the sum of the number of Ordinary Shares acquired by the Investor under Purchase Notices and the number of Commitment Shares, and (2) the denominator of which is the number of Ordinary Share issued and outstanding on the date of the Future Offering Notice, and (B) the total amount of securities to be issued in such Future Offering.

(b)	The Company will give to the Investor the Future Offering Notice any proposed Future Offering before such issuance or sale may be consummated. The Future Offering Notice will set forth the Company’s bona fide intention to offer such Future Offering and the material terms and conditions of the proposed issuance or sale, including: (a) the number and description of securities proposed to be issued; (b) the proposed issuance date, which shall be at least seven (7) calendar days from the date of the Future Offering Notice; and (c) the proposed purchase price per security and all other material terms of the offer or sale.

(c)	Investor will, for a period of two (2) calendar days following the receipt of a Future Offering Notice (the “Investor Purchase Option Period”), have the right to elect irrevocably to purchase all or part of its Allocation Portion of any new Future Offering on the terms and conditions, including the purchase price, set forth in the Future Offering Notice by delivering a written notice to the Company (a “Participation Notice”) indicating its desire to purchase its Allocation Portion. The delivery of a Participation Notice by Investor will be a binding and irrevocable offer by the Investor to purchase the Allocation Portion of the Future Offering described in the Future Offering Notice. The failure of Investor to deliver a Participation Notice by the end of the Investor Purchase Option Period will constitute a waiver of its rights under this Agreement with respect to the purchase of such Future Offering in the Future Offering Notice, but shall not affect its rights with respect to any future issuances or sales in another Future Offering.

(d)	Following the expiration of the Investor Purchase Option Period, the Company will be free to complete the proposed issuance or sale of securities in the Future Offering described in the Future Offering Notice with respect to which the Investor has declined to exercise the participation right set forth in this Agreement on terms no less favorable to the Company than those set forth in the Future Offering Notice (except that the amount of securities to be issued or sold by the Company may be reduced); provided, that: (i) such issuance or sale is closed within sixty (60) calendar days after the expiration of the Investor Purchase Option Period and (subject to the extension of such period for a reasonable time not to exceed sixty (60) calendar days to the extent reasonably necessary to obtain any third-party approvals); and (ii) for the avoidance of doubt, the price at which the securities are sold is at least equal to or higher than the purchase price described in the Future Offering Notice. In the event the Company has not sold such securities within such time period, the Company may not thereafter issue or sell any such securities without first again offering such securities to the Investor in accordance with the procedures set forth in this Agreement.

(e)	The closing of any purchase by the Investor pursuant to this Agreement will be consummated concurrently with the consummation of the issuance or sale described in the Future Offering Notice. The Investor will deliver to the Company the purchase price for the securities purchased by it by certified or bank check or wire transfer of immediately available funds, unless otherwise provided by the Company or as otherwise provided pursuant to the terms of the Future Offering. Each party to the purchase and sale of the securities in the Future Offering will take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

(f)	Notwithstanding anything to the contrary in this Agreement, Investor will not be entitled to participate in the purchase and sale of any securities in a Future Offering unless Investor may participate in accordance with all applicable federal and state and Canadian securities laws and the applicable rules of any stock exchange.

(g)	Notwithstanding anything to the contrary in this Agreement, Investor will not be entitled to participate in the issuance of Company equity securities issued in connection with: (a) a grant to any existing or prospective consultant, employee, officer or director pursuant to any equity incentive plan or arrangement; (b) the conversion or exchange of any then outstanding securities of the Company into Ordinary Shares, or the exercise of any then outstanding options, warrants or other rights to acquire such Ordinary Shares; (c) any acquisition by the Company of the stock, assets, properties or business of any person; (d) any merger, consolidation or other business combination involving the Company; (e) a stock split, stock dividend or any similar recapitalization; or (f) any issuance of warrants or other similar rights to purchase equity securities to lenders or other institutional investors in any arm’s length transaction providing debt financing to the Company or any of its subsidiaries (“Financing Warrants”) where such Financing Warrants, together with all then outstanding Financing Warrants, are not equal to and not convertible into an aggregate of more than five percent (5%) of the outstanding Ordinary Shares on a fully diluted basis at the time of the issuance of such Financing Warrants (“Excluded Issuances”).

ARTICLE VII

REGISTRATION RIGHTS

Section 7.1 REGISTRATION STATEMENT AND PROSPECTUSES. The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”) in the provinces of British Columbia, Alberta, Manitoba and Ontario (collectively, the “Canadian Qualifying Jurisdictions”) a preliminary short form base shelf prospectus dated July 12, 2024 (the “Canadian Preliminary Base Prospectus”), and a final short form base shelf prospectus dated July 19, 2024, in respect of an aggregate of up to Cdn$150,000,000 in certain securities of the Company, including Ordinary Shares (collectively, the “Shelf Securities”) in each case in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities in each of the Canadian Qualifying Jurisdictions (collectively, “Canadian Securities Laws”). The Alberta Securities Commission (the “Reviewing Authority”) is the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 - Passport System and National Policy 11-202 - Process for Prospectus Reviews in Multiple Jurisdictions in respect of the offering of the Shelf Securities. The Reviewing Authority has issued a receipt evidencing that a receipt has been issued (a “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for each of the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated July 19, 2024 relating to the Shelf Securities, including any documents incorporated by reference therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws (as defined below), at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with Canadian Securities Laws, including National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102, (NI 44-101 and NI 44-102 are collectively referred to herein as, the “Canadian Shelf Procedures”).

As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Registrable Securities hereunder, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws; and “Canadian Prospectuses” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the SEC, pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the Commission (the “MJDS”), a registration statement on Form F-10 (File No. 333-281009) covering the registration of the Shelf Securities under the Securities Act and the rules and regulations (the “Rules and Regulations”) of the Commission thereunder, and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the U.S. Base Prospectus (as defined below), has become effective in such form pursuant to Rule 467(b) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein pursuant to Item 4 of Form F-10 under the Securities Act at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date it became effective under the Securities Act is herein called the “U.S. Base Prospectus.”

“U.S. Prospectus Supplement” means the Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Securities Act, to the U.S. Base Prospectus relating to the offering of the Registrable Securities hereunder, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectuses” means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus.

As used herein, “Base Prospectus” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplement” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectus” means, collectively, the Canadian Prospectuses and the U.S. Prospectuses. Any reference herein to the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectus, the Prospectus Supplement or the Prospectus shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectus, the Prospectus Supplement or the Prospectus, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval (“SEDAR”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company shall file with the Reviewing Authority and the SEC, concurrently on the Execution Date, the Prospectus Supplement . The Prospectus Supplement shall relate to the transactions contemplated by, and describing the material terms and conditions of, this Agreement, containing required information previously omitted from the Prospectus, and disclosing all information relating to the transactions contemplated hereby required to be disclosed in the Registration Statement and the Prospectus as of the date of the Prospectus Supplement, including, without limitation, information required to be disclosed in the section captioned “Plan of Distribution” in the Prospectus. The Company shall permit the Investor to review and comment upon the Prospectus Supplement within a reasonable time prior to its filing with the Reviewing Authority and the SEC, the Company shall give reasonable consideration to all such comments, and the Company shall not file the Report of Foreign Issuer or the Prospectus Supplement with the Reviewing Authority or the SEC in a form to which the Investor reasonably objects. The Investor shall furnish to the Company such information regarding itself, the Company’s securities beneficially owned by the Investor, and the intended method of distribution thereof, including any arrangement between the Investor and any other person or relating to the sale or distribution of the Company’s securities, as shall be reasonably requested by the Company in connection with the preparation and filing of the Report of Foreign Issuer and the Prospectus Supplement, and shall otherwise cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of the Report of Foreign Issuer and the Prospectus Supplement with the Reviewing Authority and the SEC. At the time of the filing of the Prospectus Supplement, the Company shall have no knowledge of any untrue statement (or alleged untrue statement) of a material fact in the Prospectus (as supplemented by the Prospectus Supplement) or omission (or alleged omission) of a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and there shall be no such untrue statement of material fact or omission in any effective registration statement filed or any post-effective amendment or prospectus which is a part of the foregoing.

Section 7.2 EXPENSES OF REGISTRATION. All Registration Expenses incurred in connection with registrations pursuant to this Article VII shall be borne by the Company.

Section 7.3 REGISTRATION PROCEDURES. In the case of each registration of Registrable Securities effected by the Company pursuant to this Article VII, the Company will do the following:

(a)       use its best efforts to keep the Registration Statement and the Prospectus Supplement continuously effective under the Securities Act until all Registrable Securities have been issued to the Investor under this Agreement;

(b)         prepare and file with the Reviewing Authority and the SEC such amendments, post-effective amendments, and supplements to the Registration Statement and the Prospectus Supplement as may be reasonably requested by the Investor or as may be necessary to keep the Registration Statement and the Prospectus Supplement effective and to comply with the provisions of the Securities Act with respect to the offer and sale to the Investor of all Registrable Securities covered by the Registration Statement and the Prospectus Supplement;

(c) promptly give the Investor notice of any event (including the passage of time) which makes the Registration Statement or the Prospectus Supplement not to be in compliance with Sections 5(b) or 10 of the Securities Act and shall use its best efforts thereafter to file with the SEC any post-effective amendment to the Registration Statement, amended prospectus, or prospectus supplement in order to comply with Sections 5(b) or 10 of the Securities Act;

(d)        notify the Investor at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in the Registration Statement relating to the Securities, including, without limitation, the Prospectus Supplement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or incomplete in the light of the circumstances under which they were made, and following such notification promptly prepare and file a post-effective amendment to the Registration Statement or a supplement to the related prospectus or Prospectus Supplement or any document incorporated therein by reference, and file any other required document that would be incorporated by reference into such Registration Statement, prospectus, and Prospectus Supplement, so that the Registration Statement, prospectus, and Prospectus Supplement do not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and that such prospectus does not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and, in the case of a post-effective amendment to the Registration Statement, use best efforts to cause it to be declared effective as promptly as is reasonably practicable, and give to the Investor a written notice of such amendment or supplement, and, upon receipt of such notice, the Investor agrees not to sell any Registrable Securities pursuant to the Registration Statement and Prospectus Supplement until the Investor’s receipt of copies of the supplemented or amended prospectus or until it receives further written notice from the Company that such sales may re-commence;

(e)         use its best efforts to prevent, or obtain the withdrawal of, any order suspending the effectiveness of the Registration Statement (and promptly notify in writing the Investor covered by the Registration Statement of the withdrawal of any such order);

(f)         cause all such Registrable Securities registered hereunder to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed; and

(g)        take all such other reasonable actions as are necessary or advisable in order to facilitate the disposition of such Registrable Securities.

ARTICLE VIII
CONDITIONS TO DELIVERY OF
PURCHASE NOTICE AND CONDITIONS TO CLOSING

Section 8.1 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO ISSUE AND SELL PURCHASE NOTICE SECURITIES. The obligation of the Company hereunder to issue and sell the Purchase Notice Securities to the Investor is subject to the satisfaction of each of the conditions set forth below:

(a)       ACCURACY OF INVESTOR’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Investor shall be true and correct in all material respects as of the Execution Date and as of the date of each Closing as though made at each such time.

(b)       PERFORMANCE BY INVESTOR. Investor shall have performed, satisfied, and complied in all respects with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by the Investor at or prior to each Closing.

(c)       PRINCIPAL MARKET REGULATION. The trading of the Purchase Agreement Securities shall not have been suspended by the SEC, any Canadian securities regulatory authority, the Principal Market, or otherwise halted for any reason, and the Purchase Agreement Securities shall have been approved for listing or quotation on, and shall not have been delisted from or no longer quoted on, the Principal Market. The Company shall have no obligation to issue any Purchase Agreement Securities, and the Investor shall have no right to receive any Purchase Agreement Securities, if the issuance of such Purchase Agreement Securities would exceed the Exchange Cap (as defined below).

(d)       NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated, or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the Transaction Documents, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the Transaction Documents.

(e)       EFFECTIVE REGISTRATION STATEMENT. The Registration Statement, and any amendment or supplement thereto, shall have been declared, and shall remain, effective for the offer and sale of the Registrable Securities to the Investor at all times until the Closing with respect to the subject Purchase Notice, the Company shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Registration Statement, either temporarily or permanently, or intends or has threatened to do so, and no other suspension of the use of, or withdrawal of the effectiveness of, such Registration Statement, the Prospectus, or the Prospectus Supplement shall exist. The Investor shall not have received any notice from the Company that the Prospectus, Prospectus Supplement, and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act.

(f)       OFFICERS’ CERTIFICATE. At the Closing, the Company shall have delivered to the Investor a certificate of an officer of the Company certifying that the Company has satisfied the conditions set forth in Section 8.1(c) and (d).

Section 8.2 CONDITIONS PRECEDENT TO THE OBLIGATION OF INVESTOR TO PURCHASE THE PURCHASE NOTICE SECURITIES. The obligation of the Investor hereunder to purchase the Purchase Notice Securities is subject to the satisfaction of each of the following conditions:

(a)       EFFECTIVE REGISTRATION STATEMENT. The Registration Statement, and any amendment or supplement thereto, shall have been declared, and shall remain, effective for the offer and sale of the Registrable Securities to the Investor at all times with respect to any subject Purchase Notice, the Company shall not have received notice that the SEC has issued or intends to issue a stop order with respect to such Registration Statement or that the SEC otherwise has suspended or withdrawn the effectiveness of such Registration Statement, either temporarily or permanently, or intends or has threatened to do so, and no other suspension of the use of, or withdrawal of the effectiveness of, such Registration Statement shall exist. The Investor shall not have received any notice from the Company that the prospectus, and/or any prospectus supplement or amendment thereto fails to meet the requirements of Section 5(b) or Section 10 of the Securities Act.

(b)       ACCURACY OF THE COMPANY’S REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company shall be true and correct in all material respects as of the date of the Execution Date and as of the date of each Closing (except for representations and warranties specifically made as of a particular date).

(c)       PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied, and complied in all material respects with all covenants, agreements, and conditions required by this Agreement to be performed, satisfied, or complied with by the Company at or prior to such Closing.

(d)       NO INJUNCTION. No statute, rule, regulation, executive order, decree, ruling or injunction shall have been enacted, entered, promulgated or adopted by any court or governmental authority of competent jurisdiction that prohibits or directly and materially adversely affects any of the transactions contemplated by the Transaction Documents, and no proceeding shall have been commenced that may have the effect of prohibiting or materially adversely affecting any of the transactions contemplated by the Transaction Documents.

(e)       NO SUSPENSION OF TRADING IN OR DELISTING OF ORDINARY SHARES. The trading of the Ordinary Shares shall not have been suspended by the SEC, any Canadian securities regulatory authority, or the Principal Market, or otherwise halted for any reason, and the Ordinary Shares shall have been approved for listing or quotation on, and shall not have been delisted from or no longer quoted on, the Principal Market. In the event of a suspension, delisting, or halting for any reason, of the trading of the Ordinary Shares, as contemplated by this Section 8.2(e), the Investor shall have the right to return to the Company any amount of Purchase Notice Securities associated with such Purchase Notice, and the Commitment Amount with respect to such Purchase Notice shall be refunded accordingly.

(f)       BENEFICIAL OWNERSHIP LIMITATION. The number of Purchase Agreement Securities then to be acquired by the Investor shall not exceed the number of such Ordinary Shares that, when aggregated with all other Ordinary Shares then beneficially owned (as such term is defined under the Exchange Act) by the Investor, would result in the Investor beneficially owning more than the Beneficial Ownership Limitation (as defined below), as determined in accordance with Section 13 of the Exchange Act. For purposes of this Section 8.2(f), if the amount of Ordinary Shares outstanding is greater or lesser on a Closing Date than on the date on which the Purchase Notice associated with such Closing Date is given, the amount of Ordinary Shares outstanding on such date of the issuance of a Purchase Notice shall govern for purposes of determining whether the Investor, when aggregating all purchases of Purchase Agreement Securities made pursuant to this Agreement, would beneficially own more than the Beneficial Ownership Limitation following a purchase on any such Closing Date. If the Investor claims that compliance with a Purchase Notice would result in the Investor owning more than the Beneficial Ownership Limitation, upon request of the Company, the Investor will provide the Company with evidence of the Investor’s then existing Ordinary Shares beneficially owned. The “Beneficial Ownership Limitation” shall be 4.99% of the number of shares of Ordinary Shares outstanding immediately prior to the issuance of Purchase Notice Securities issuable pursuant to a Purchase Notice. To the extent that the Beneficial Ownership Limitation would be exceeded in connection with a Closing, the number of Purchase Notice Securities issuable to the Investor shall be reduced so it does not exceed the Beneficial Ownership Limitation. Upon mutual agreement between the Investor and the Company, the Beneficial Ownership Limitation may be increased to 9.99%.

(g)       PRINCIPAL MARKET REGULATION. The Company shall have no right to issue and the Investor shall have no obligation to purchase any Purchase Agreement Securities if the issuance of such Purchase Agreement Securities would exceed 19.99% of the Company’s outstanding Ordinary Shares (the “Exchange Cap”), as of the Execution Date, unless shareholder approval is obtained to issue more than such 19.99%.

(h)       NO KNOWLEDGE. The Company shall have no knowledge of any event more likely than not to have the effect of causing the effectiveness of the Registration Statement to be suspended or the Prospectus or any prospectus supplement thereto failing to meet the requirement of Sections 5(b) or 10 of the Securities Act (which event is more likely than not to occur within the fifteen (15) Business Days following the Business Day on which such Purchase Notice is deemed delivered).

(i)       SEC DOCUMENTS. All reports, schedules, registrations, forms, statements, information and other documents required to have been filed by the Company with the SEC pursuant to the reporting requirements of the Securities Act and the Exchange Act after the Execution Date (the “Future SEC Documents”) (1) shall have been filed with the SEC within the applicable time periods prescribed for such filings under the Exchange Act, and (2) as of their respective dates, such Future SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as applicable, and other federal laws, rules and regulations applicable to such Future SEC Documents, and none of such Future SEC Documents contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(j)       Officers’ Certificate. At the Closing, the Company shall have delivered to the Investor a certificate of an officer of the Company certifying that the Company has satisfied the conditions set forth in Section 8.2(b) and (c).

ARTICLE IX

Section 9.1 No Restrictive Legend. No restrictive stock legend shall be placed on the share certificates representing the Purchase Notice Securities and Commitment Securities.

Section 9.2 Investor’s Compliance. Nothing in this Article IX shall affect in any way the Investor’s obligations hereunder to comply with all applicable securities laws upon the sales of the Securities.

ARTICLE X
indemnification

Section 10.1 Each Party (a “General Indemnifying Party”) agrees to indemnify and hold harmless the other Party along with its officers, directors, employees, and authorized agents (a “General Indemnified Party”) from and against any claim or suit by third parties for Damages resulting from or arising out of (i) any misrepresentation, breach of warranty or nonfulfillment of or failure to perform any covenant or agreement on the part of the General Indemnifying Party contained in this Agreement, or (ii) any violation by the General Indemnifying Party of the Securities Act, the Exchange Act, any state securities law or any rule or regulation under the Securities Act, the Exchange Act or any state securities law, as such Damages are incurred by the Indemnified Party, except to the extent that such Damages result primarily from the General Indemnified Party’s failure to perform any covenant or agreement contained in this Agreement or the Indemnified Party’s negligent, recklessness or willful misconduct.

ARTICLE XI
MISCELLANEOUS

Section 11.1 FORCE MAJEURE. No Party shall be liable for any failure to fulfill its obligations hereunder due to causes beyond its reasonable control, including but not limited to acts of God, epidemic or pandemic, natural disaster, labor disturbances, terrorist attack, riots or wars, and any action taken, or restrictions or limitations imposed, by government or public authorities.

Section 11.2 GOVERNING LAW. This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Alberta without regard to the principles of conflicts of law.

Section 11.3 ASSIGNMENT. The Transaction Documents shall be binding upon and inure to the benefit of the Company and the Investor and their respective successors. Neither any of the Transaction Documents nor any rights of the Investor or the Company hereunder may be assigned by either Party to any other Person.

Section 11.4 NO THIRD-PARTY BENEFICIARIES. This Agreement is intended for the benefit of the Company and the Investor and their respective successors, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person, except as contemplated by Section 7.4 and Article XI.

Section 11.5 TERMINATION.

(a)	This Agreement shall automatically terminate on the earlier of (i) the end of the Commitment Period; or (ii) the date that, pursuant to or within the meaning of any Bankruptcy Law, the Company commences a voluntary case or any Person commences a proceeding against the Company, a Custodian is appointed for the Company or for all or substantially all of its property or the Company makes a general assignment for the benefit of its creditors.

(b)	By the Company. The Company shall have the right to terminate this Agreement in its sole discretion at any time by giving ten (10) days' notice as hereinafter specified. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7.3, Section 10.1 and 11.2 hereof shall remain in full force and effect notwithstanding such termination.

(c)	Effect of Termination. Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided that such termination shall not be effective until the close of business on the date of receipt of such notice by the Investor or the Company, as the case may be. If such termination shall occur prior to the Closing Date for any sale of Purchase Notice Securities, such Purchase Notice Securities shall settle in accordance with the provisions of this Agreement.

Section 11.6 ENTIRE AGREEMENT. The Transaction Documents, together with the exhibits thereto, contain the entire understanding of the Company and the Investor with respect to the matters covered herein and therein and supersede all prior agreements and understandings, oral or written, with respect to such matters.

Section 11.7 FEES AND EXPENSES. Each Party shall pay the fees and expenses of its advisers, counsel, accountants and other experts, if any, and all other expenses incurred by such Party incidental to the negotiation, preparation, execution, delivery and performance of the Transaction Documents.

Section 11.8 CLEARING COST. The Company shall pay the Clearing Cost associated with each Closing, and any Transfer Agent fees (including any fees required for same-day processing of any instruction letter delivered by the Company), stamp taxes and other taxes and duties levied on the Company in connection with the delivery of any Purchase Agreement Securities to the Investor.

Section 11.9 COUNTERPARTS AND EXECUTION. The Transaction Documents may be executed in one or more counterparts, each of which may be executed by less than all of the Parties, all of which together will constitute one instrument, will be deemed to be an original, and will be enforceable against the Parties. The Transaction Documents may be delivered to the other Party hereto by email of a copy of the Transaction Documents bearing the signature of the Party so delivering the Transaction Documents. The Parties agree that this Agreement shall be considered signed when the signature of a Party is delivered by .PDF, DocuSign or other generally accepted electronic signature. Such .PDF, DocuSign, or other generally accepted electronic signature shall be treated in all respects as having the same effect as an original signature.

Section 11.10 SEVERABILITY. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that such severability shall be ineffective if it materially changes the economic benefit of this Agreement to any Party.

Section 11.11 FURTHER ASSURANCES. Each Party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other Party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

Section 11.12 NOT TO BE CONSTRUED AGAINST DRAFTER. The Parties acknowledge that they have had an adequate opportunity to review this Agreement and to submit the same to legal counsel for review and comment. The Parties agree that the rule of construction that a contract be construed against the drafter, if any, shall not be applied in the interpretation and construction of this Agreement.

Section 11.13 TITLE AND SUBTITLES. The titles and subtitles used in this Agreement are used for the convenience of reference and are not to be considered in construing or interpreting this Agreement.

Section 11.14 AMENDMENTS; WAIVERS. No provision of this Agreement may be amended other than by a written instrument signed by both Parties hereto and no provision of this Agreement may be waived other than in a written instrument signed by the Party against whom enforcement of such waiver is sought. No failure or delay in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

Section 11.15 PUBLICITY. The Company and the Investor shall consult with each other in issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby and no Party shall issue any such press release or otherwise make any such public statement, without the prior written consent of the other Party, which consent shall not be unreasonably withheld or delayed, except that no prior consent shall be required if such disclosure is required by law, in which case the disclosing Party shall provide the other Party with prior notice of such public statement. The Investor acknowledges that the Transaction Documents may be deemed to be “material contracts,” as that term is defined by Item 601(b)(10) of Regulation S-K, and that the Company may therefore be required to file such documents as exhibits to reports or registration statements filed under the Securities Act or the Exchange Act. The Investor further agrees that the status of such documents and materials as material contracts shall be determined solely by the Company, in consultation with its counsel.

Section 11.16 NOTICES

The addresses for communications shall be:

If to the Company:

Address: Suite 804, 322 11th Avenue SW, Calgary, Alberta, Canada TR2 0C5

Telephone: (403) 670-7377

E-mail: klook@oncolytics.ca

If to the Investor:

Address: 80 S.W. 8th Street, Suite 2000, Miami, FL 33131

Telephone: (917) 793-1173

E-mail: operations@alumnicapital.com

Either Party hereto may from time to time change its address or email for notices under this clause by giving prior written notice of such changed address to the other Party hereto.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective officers thereunto duly authorized as of the Execution Date.

ONCOLYTICS BIOTECH INC.

By:	/s/ Kirk Look
Name:	Kirk Look
Title:	Chief Executive Officer

ALUMNI CAPITAL LP

By: ALUMNI CAPITAL GP LLC

By:	/s/ Ashkan Mapar
Name:	Ashkan Mapar
Title:	Manager

EXHIBIT A

FORM OF PURCHASE NOTICE

TO: ALUMNI CAPITAL LP

We refer to the Purchase Agreement (the “Agreement”), dated as of April 10, 2025, entered into by and between ONCOLYTICS BIOTECH, INC., and you. Capitalized terms defined in the Agreement shall, unless otherwise defined herein, have the same meaning when used herein.

We hereby certify that, as of the date hereof, the conditions set forth in Section 8.2 of the Agreement are satisfied and we hereby elect to exercise our right pursuant to the Agreement to require you to purchase [______] Purchase Notice Securities.

The Company acknowledges and agrees that the amount of Purchase Notice Securities shall not exceed the Purchase Notice Limitation applicable to such Purchase Notice or the Beneficial Ownership Limitation.

The Company’s wire instructions are as follows:

[Insert Wire Instructions]

ONCOLYTICS BIOTECH, INC.

By:
Name:
Title: